As filed with Securities and Exchange Commission on February 8, 2002
Registration No. 333-77068

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KANA SOFTWARE, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	77-0435679 (I.R.S. Employer Identification Number)

181 Constitution Drive
Menlo Park, California 94025
(650) 614-8300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Chuck Bay
Chief Executive Officer
Kana Software, Inc.
181 Constitution Drive
Menlo Park, California 94025
(650) 614-8300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES TO:
David K. Michaels, Esq.
Scott J. Leichtner
Nicholas S. Khadder, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306

Approximate Date of Commencement of Proposed Sale to the Public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee (2)

Common stock, $0.001 par value per share	3,476,118	$13.25	$46,058,564	$4,238

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), based upon the average of the high and low prices of the Registrant’s common stock as reported by the Nasdaq National Market on February 6, 2002.

(2)
Includes a fee in the aggregate amount of $1,135 that has previously been paid. Pursuant to Rule 457(b) of the Securities Act, such fee is credited against the registration fee. Accordingly, an additional $3,103 is being paid in connection with the filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8 (a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2002

[KANA LOGO]

KANA SOFTWARE, INC.

3,476,118 SHARES

COMMON STOCK

All of the 3,476,118 shares of common stock of Kana Software, Inc. are being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of shares offered by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

Our common stock is traded on the Nasdaq National Market under the symbol “KANA.” The shares of common stock to be offered under this prospectus will be sold as described under “Plan of Distribution.” The closing price per share of our common stock on the Nasdaq National Market on February 7, 2002 was $12.50 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 4, and in supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2002

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the Securities and Exchange Commission’s regional office located at 44 Montgomery Street, Suite 1100, San Francisco, California 94104.

You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C. and San Francisco, California.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

FORWARD LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future clinical or product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those terms and other comparable terminology.

These statements reflect only management’s current expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are set forth under the heading “Risk Factors” in this prospectus and all supplements to the prospectus, under the heading “Risks Associated With KANA’s Business and Future Operating Results” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, as these reports may be updated from time to time by our future filings under the Securities Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference into, this prospectus.

About Kana Software

Kana Software (KANA) is a leading provider of enterprise Customer Relationship Management (eCRM) software solutions that deliver integrated communication and business applications built on a Web-architectured platform. Our software helps our customers to better service, market to, and understand their customer and partners, while improving results and decreasing costs in contact centers and marketing departments. We offer multi-channel customer relationship management that combines our KANA eCRM Architecture with several enterprise applications. Our customer-focused service, marketing and commerce software applications enable organizations to improve customer and partner relationships by allowing them to interact with their customers through web contact, web collaboration, e-mail and telephone. Our principal executive offices are located at 181 Constitution Drive, Menlo Park, California 94025. Our telephone number is (650) 614-8300.

The Offering

This prospectus relates to the sale, from time to time, by the selling stockholders of up to 2,910,000 shares of our common stock and an additional 566,118 shares of our common stock that are issuable upon the exercise of outstanding warrants. Of the 566,118 shares of common stock subject to warrants:

•	150,000 are issuable upon exercise of a warrant issued to Accenture LLP in September 2001;

•	5,000 are issuable upon exercise of a warrant issued to Banca 121 in September 2001;

•	25,000 are issuable upon exercise of a warrant issued to General Electric Capital Corporation in June 2001; and

•	386,118 are issuable upon exercise of two warrants issued to Technology Crossover Ventures, or TCV, in November 2001.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions. See “Selling Stockholders” beginning on page 22 of this prospectus. Unless otherwise noted, all share numbers of KANA appearing in this prospectus reflect our reverse stock split, completed on December 13, 2001, in which each ten shares of our common stock was converted into one share.

The selling stockholders will receive all of the proceeds from the sale of the common stock pursuant to this prospectus. We will not receive any of the proceeds from sales by the selling stockholders of the offered shares of common stock. We may receive proceeds from exercises of the outstanding warrants by the selling stockholders and those proceeds will be used for our general corporate purposes.

RISKS ASSOCIATED WITH KANA’S BUSINESS AND FUTURE OPERATING RESULTS

Our future operating results may vary substantially from period to period. The price of our common stock will fluctuate in the future, and an investment in our common stock is subject to a variety of risks, including but not limited to the specific risks identified below. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may become important factors that impair our business operations. Inevitably, some investors in our securities will experience gains while others will experience losses depending on the prices at which they purchase and sell securities. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this report and our other public filings. In particular, this “Risk Factors Associated with KANA’s Business and Future Operating Results” contains cautionary statements that identify important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements in this report.

Because we have a limited operating history, there is limited information upon which you can evaluate our business.

We are still in the early stages of our development, and our limited operating history makes it difficult to evaluate our business and prospects. Any evaluation of our business and prospects must be made in light of the risks and uncertainties often encountered by early-stage companies in Internet-related markets. We were incorporated in July 1996 and first recorded revenue in February 1998. Thus, we have a limited operating history upon which you can evaluate our business and prospects. Due to our limited operating history, it is difficult or impossible to predict future results of operations. For example, we cannot forecast operating expenses based on our historical results because they are limited, and we are required to forecast expenses in part on future revenue projections. Moreover, due to our limited operating history and evolving product offerings, our insights into trends that may emerge and affect our business are limited. In addition, in June 2001, we completed our acquisition of Broadbase. Because we have limited experience operating as a combined company, our business is even more difficult to evaluate. Many of these risks are discussed in the subheadings below, and include our ability to:

•	attract more customers;

•	implement our sales, marketing and after-sales service initiatives, both domestically and internationally;

•	execute our product development activities;

•	anticipate and adapt to the changing Internet market;

•	attract, retain and motivate qualified personnel;

•	respond to actions taken by our competitors;

•	continue to build an infrastructure to effectively manage growth and handle any future increased usage; and

•	integrate acquired businesses, technologies, products and services.

Our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which could cause the price of our common stock to decline.

Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter particularly because our products and services are relatively new and our prospects are uncertain. We believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely on these comparisons as an indication of our future performance. If quarterly revenues or operating results fall below the expectations of investors or public market analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our operating results include the factors described under the subheadings of this “Risks Associated with KANA’s Business and Future Operating Results” section as well as:

•	the evolving and varying demand for our customer communication software products and services for e-businesses;

•	budget and spending decisions by information technology departments of our customers;

•	costs associated with integrating Broadbase and our other recent acquisitions, and costs associated with any future acquisitions;

•	our ability to manage our expenses;

•	the timing of new releases of our products;

•	changes in our pricing policies or those of our competitors;

•	the timing of execution of large contracts that materially affect our operating results;

•	uncertainty regarding the timing of the implementation cycle for our products;

•	changes in the level of sales of professional services as compared to product licenses;

•	the mix of sales channels through which our products and services are sold;

•	the mix of our domestic and international sales;

•	costs related to the customization of our products;

•	our ability to expand our operations, and the amount and timing of expenditures related to this expansion;

•	decisions by customers and potential customers to delay purchasing our products;

•	a trend of continuing consolidation in our industry; and

•	global economic and political conditions, as well as those specific to our customers or our industry.

We also often offer volume-based pricing, which may affect operating margins. Broadbase, which we recently acquired, has experienced seasonality in its revenues, with the fourth quarter of the year typically having the highest revenue for the year. We believe that this seasonality primarily results from customer budgeting cycles. We expect that this seasonality will continue, and could increase. In addition, the average size of our license transactions has increased in recent periods as we have focused on larger enterprise customers and on licensing our more comprehensive integrated products, and as our revenues become dependent on fewer transactions, they become less predictable. Customers’ decisions to purchase our products and services are discretionary and subject to their internal budgets and purchasing processes. Due to the continuing slowdown in the general economy and the uncertainties resulting from recent acts of terrorism, we believe that many existing and potential customers are reassessing or reducing their planned technology and internet-related investments and deferring purchasing decisions. As a result, there is increased uncertainty with respect to our expected revenues, and further delays or reductions in business spending for information technology could have a material adverse effect on our revenues and operating results.

Our expenses are generally fixed and we will not be able to reduce these expenses quickly if we fail to meet our revenue forecasts.

Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our budget is based, in part, on our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below expectations, we could not proportionately reduce operating expenses for that quarter. Accordingly, such a revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

We have a history of losses and may not be profitable in the future and may not be able to generate sufficient revenue or funding to continue as a going concern.

Since we began operations in 1997, our revenues have not been sufficient to support our operations, and we have incurred substantial operating losses in every quarter. As of September 30, 2001, our accumulated deficit was approximately $4.1 billion. Our history of losses has caused some of our potential customers to question our viability, which has in turn hampered our ability to sell some of our products. Our revenue has been affected by the increasingly uncertain economic conditions both generally and in our market. Although our revenues grew significantly in 2000, we experienced a significant decline in sales over the nine months ended September 30, 2001. Although we have restructured our operations to reduce operating expenses, we will need to significantly increase our revenue to achieve profitability and positive cash flows, and our revenue may decline, or fail to grow, in future periods. Our expectations as to when we can achieve positive cash flows, and as to our future cash balances, are subject to a number of assumptions, including assumptions regarding improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control. In addition we may require additional financing, which might not be available on acceptable terms, if at all. Our independent accountants have included a paragraph in their report for the year ended December 31, 2000 indicating that substantial doubt exists as to our ability to continue as a going concern.

As a result of uncertainties in our business and the general economic slowdown, we have experienced and expect to continue to experience difficulties in collecting outstanding receivables from our customers and attracting new customers. As a result, we may continue to experience losses, even if sales of our products and services grow.

We reduced the size of our professional services team in 2001 and, as a result, expect to rely more on independent third-party providers for customer services such as product installations and support. However, if third parties do not provide the support our customers need, we may be required to hire subcontractors to provide these professional services. Increased use of subcontractors would harm our revenues and margins because it costs us more to hire subcontractors to perform these services than to provide the services ourselves.

Our failure to complete our expected sales in any given quarter could dramatically harm our operating results because of the large size of typical orders.

Our sales cycle is subject to a number of significant risks, including customers’ budgetary constraints and internal acceptance reviews, over which we have little or no control. Consequently, if sales expected from a specific customer in a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of a typical order, a lost or delayed sale could result in revenues that are lower than expected. Moreover, to the extent that significant sales occur earlier than anticipated, revenues for subsequent quarters may be lower than expected. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur. This contributes to the uncertainty of our future operating results.

We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle.

The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. To date, the sales cycle for our products has taken 3 to 12 months in the United States and longer in foreign countries. Consequently, we face difficulty predicting the quarter in which expected sales will actually occur. This contributes to fluctuations in our future operating results. Our sales cycle has required pre-purchase evaluation by a significant number of individuals in our customers’ organizations. Along with third parties that often jointly market our software with us, we invest significant amounts of time and resources educating and providing information to prospective customers regarding the use and benefits of our products. Many of our customers evaluate our software slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer’s network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy our products. In the event that the current economic downturn were to continue, the sales cycle for our products may become longer and we may require more resources to complete sales.

Difficulties in implementing our products could harm our revenues and margins.

We generally recognize revenue from a customer sale when persuasive evidence of an agreement exists, the product has been delivered, the arrangement does not involve significant customization of the software, the license fee is fixed or determinable and collection of the fee is probable. If an arrangement requires significant customization or implementation services from KANA, recognition of the associated license and service revenue could be delayed. The timing of the commencement and completion of the these services is subject to factors that may be beyond our control, as this process requires access to the customer’s facilities and coordination with the customer’s personnel after delivery of the software. In addition, customers could delay product implementations. Implementation typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project. Some customers may also require us to develop customized features or capabilities. If new or existing customers have difficulty deploying our products or require significant amounts of our professional services support or customized features, our revenue recognition could be further delayed and our costs could increase, causing increased variability in our operating results.

We may incur non-cash charges resulting from acquisitions and equity issuances, which could harm our operating results.

In connection with outstanding stock options and warrants to purchase shares of our common stock, as well as other equity rights we may issue, we are incurring and may incur substantial charges for stock-based compensation. Accordingly, significant increases in our stock price could result in substantial non-cash accounting charges and variations in our results of operations. Furthermore, we will continue to incur charges to reflect amortization and any impairment of goodwill and other intangible assets acquired in connection with our acquisition of Silknet in April 2000, and we may make other acquisitions or issue additional stock or other securities in the future that could result in further accounting charges. In particular, a new standard for accounting for goodwill acquired in a business combination has recently been adopted. This new standard requires recognition of goodwill as an asset but does not permit amortization of goodwill. Instead goodwill must be separately tested for impairment. As a result, our goodwill amortization charges will cease in 2002. However, in the future, we may incur less frequent, but potentially larger, impairment charges related to the goodwill already recorded, as well as goodwill arising out of any future acquisitions. Current and future accounting charges like these could delay our achievement of net income.

Our workforce reduction and financial performance may adversely affect the morale and performance of our personnel and our ability to hire new personnel.

In connection with our effort to streamline operations, reduce costs and bring our staffing and structure in line with industry standards, KANA and Broadbase restructured their organizations in the first nine months of 2001 with substantial reductions in their collective workforce. KANA has continued to restructure operations subsequent to the merger of KANA and Broadbase. There have been and may continue to be substantial costs associated with the workforce reductions, including severance and other employee-related costs, and our restructuring plan may yield unanticipated consequences, such as attrition beyond our planned reduction in workforce. As a result of these reductions, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. In addition, many of the employees who were terminated possessed specific knowledge or expertise that may prove to have been important to our operations. In that case, their absence may create significant difficulties. This personnel reduction may also subject us to the risk of litigation which may adversely impact our ability to conduct our operations and may cause us to incur significant expense.

We may be unable to hire and retain the skilled personnel necessary to develop and grow our business.

Our recent reductions in force may reduce employee morale and may create concern among existing employees about job security, which may lead to increased turnover and reduce our ability to meet the needs of our current and future customers. As a result of the reduction in force, we may also need to increase our staff to support new customers and the expanding needs of our existing customers, without compromising the quality of our customer service. Although a number of technology companies have recently implemented lay-offs, substantial competition for experienced personnel remains, particularly in the San Francisco Bay Area, where we are headquartered, due to the limited number of people available with the necessary technical skills. Because our stock price has recently suffered a significant decline, stock-based compensation, including options to purchase our common stock, may have diminished effectiveness as employee hiring and retention devices. Further, following the merger with Broadbase, employees may have felt, and may continue to feel, uncertainty about their future role with us until our post-merger personnel strategies are perceived to be completed. KANA and Broadbase also had different corporate cultures, and employees of either company may not want to work for us as a combined company. In addition, competitors may recruit employees during our integration of Broadbase, as is common in high technology mergers. If we are unable to retain personnel that are critical to the successful integration of the companies, we could face disruptions to operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. If employee turnover increases, our ability to provide client service and execute our strategy would be negatively affected.

We may face difficulties in hiring and retaining qualified sales personnel to sell our products and services, which could impair our revenue growth.

Our ability to increase revenues in the future depends considerably upon our success in recruiting, training and retaining additional direct sales personnel and the success of the direct sales force. We might not be successful in these efforts. Our products and services require sophisticated sales efforts. There is a shortage of sales personnel with the qualifications, and competition for qualified personnel is intense in our industry. Also, it may take a new salesperson a number of months to become a productive member of our sales force. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than anticipated.

We rely on marketing, technology and distribution relationships for the sale, installation and support of our products that may generally be terminated at any time, and if our current and future relationships are not successful, our growth might be limited.

We rely on marketing and technology relationships with a variety of companies that, in part, generate leads for the sale of our products. These marketing and technology relationships include relationships with:

•	system integrators and consulting firms;

•	vendors of e-commerce and Internet software;

•	vendors of software designed for customer relationship management or for management of organizations’ operational information;

•	vendors of key technology and platforms; and

•	demographic data providers.

If we cannot maintain successful marketing and technology relationships or if we fail to enter into additional marketing and technology relationships, we could have difficulty expanding the sales of our products and our growth might be limited. While some of these companies do not resell or distribute our products, we believe that many of our direct sales are the result of leads generated by vendors of e-business and enterprise and we expect to continue relying heavily on sales from these relationships in future periods. Our marketing and technology relationships are generally not documented in writing, or are governed by agreements that can be terminated by either party with little or no prior notice. In addition, companies with which we have marketing, technology or distribution relationships may promote products of several different companies including those of our competitors. If these companies choose not to promote our products or if they develop, market or recommend software applications that compete with our products, our business will be harmed.

In addition, we rely on distributors, value-added resellers, systems integrators, consultants and other third-party resellers to recommend our products and to install and support these products. Our reduction in the size of our professional services team in 2001 increased our reliance on third parties for product installations and support. If the companies providing these services fail to implement our products successfully for our customers, we might be unable to complete implementation on the schedule required by the customers and we may have increased customer dissatisfaction or difficulty making future sales as a result. We might not be able to maintain these relationships and enter into additional relationships that will provide timely and cost-effective customer support and service. If we cannot maintain successful relationships with our indirect sales channel partners around the world, we might have difficulty expanding the sales of our products and our international growth could be limited.

We face substantial competition and may not be able to compete effectively.

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. In recent periods, some of our competitors reduced the prices of their products and services (substantially in certain cases) in order to obtain new customers. Competitive pressures could make it difficult for us to acquire and retain customers and could require us to reduce the price of our products. Our customers’ requirements and the technology available to satisfy those requirements are continually changing. Therefore, we must be able to respond to these changes in order to remain competitive. Changes in our products may also make it more difficult for our sales force to sell effectively. In addition, changes in the perceived needs of customers for specific products, features and services may result in our products becoming uncompetitive. We expect the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

Our competitors vary in size and in the scope and breadth of products and services offered. We currently face competition for our products from systems designed by in-house and third-party development efforts. We expect that these systems will continue to be a principal source of competition for the foreseeable future. Our competitors include a number of companies offering one or more products for the e-business communications and relationship management market, some of which compete directly with our products. For example, our competitors include companies providing stand-alone point solutions, including Accrue Software, Inc., Annuncio, Inc., AskJeeves, Inc., Avaya, Inc., Brightware, Inc., Digital Impact, Inc., eGain Communications Corp., E.piphany, Inc., Inference Corp., Live Person, Inc., Marketfirst, Inc., and Responsys.com. In addition, we compete with companies providing traditional, client-server based customer management and communications solutions, such as Clarify Inc. (which was acquired by Northern Telecom), Alcatel, Cisco Systems, Inc., Lucent Technologies, Inc., Message Media, Inc., Oracle Corporation, Pivotal Corporation, Siebel Systems, Inc. and Vantive Corporation (which was acquired by PeopleSoft, Inc.).

The level of competition we encounter has increased as a result of our acquisition of Broadbase. As we have combined and enhanced the KANA and Broadbase product lines to offer a more comprehensive e-business software solution, we are increasingly competing with large, established providers of customer management and communication solutions such as Siebel Systems, Inc. as well as other competitors. Our combined product line may not be sufficient to successfully compete with the product offerings available from these companies, which could slow our growth and harm our business.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. We may lose potential customers to competitors for various reasons, including the ability or willingness of competitors to offer lower prices and other incentives that we cannot match. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of recent industry consolidations, as well as future consolidations.

Our stock price has been highly volatile and has experienced a significant decline, and may continue to be volatile and decline.

The trading price of our common stock has fluctuated widely in the past and is expected to continue to do so in the future, as a result of a number of factors, many of which are outside our control, such as:

•	variations in our actual and anticipated operating results;

•	changes in our earnings estimates by analysts;

•	the volatility inherent in stocks within the emerging sector within which we conduct business; and

•	the volume of trading in our common stock, including sales of substantial amounts of common stock issued upon the exercise of outstanding options and warrants.

In addition, the stock market, particularly the Nasdaq National Market, has experienced extreme price and volume fluctuations that have affected the market prices of many technology and computer software companies, particularly Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources. Since our common stock began trading publicly in September 1999, on a pre-reverse split basis, our common stock reached a high of $175.50 per share and traded as low as $0.36 per share through February 7, 2002. The last reported sales price of our shares on February 7, 2002 was $12.50 per share, which reflects the ten-for-one reverse stock split.

Our business depends on the acceptance of our products and services, and it is uncertain whether the market will accept our products and services.

Our ability to achieve increased revenue depends on overall demand for e-business software and related services, and in particular for customer-relationship applications. We expect that our future growth will depend significantly on revenue from licenses of our e-business applications and related services. Market acceptance of these products will depend on the growth of the market for e-business solutions. This growth might not occur. Moreover, our target customers might not widely adopt and deploy our products and services. Our future financial performance will depend on the successful development, introduction and customer acceptance of new and enhanced versions of our products and services. In the future, we may not be successful in marketing our products and services, including any new or enhanced products.

The effectiveness of our products depends in part on the widespread adoption and use of these products by customer support personnel. Some of our customers who have made initial purchases of this software have deferred or suspended implementation of these products due to slower than expected rates of internal adoption by customer support personnel. If more customers decide to defer or suspend implementation of these products in the future, our ability to increase our revenue from these customers through additional licenses or maintenance agreements will also be impaired, and our financial position could be seriously harmed.

A failure to manage our internal operating and financial functions could lead to inefficiencies in conducting our business and subject us to increased expenses.

Our ability to offer our products and services successfully in a rapidly-evolving market requires an effective planning and management process. We have limited experience in managing rapid growth. We have experienced a period of growth in connection with the mergers we have completed that has placed a significant strain on our managerial, financial and personnel resources. Our business will suffer if we fail to manage these changes successfully or to assimilate substantially all of Broadbase’s operations into our operations. Any additional growth will further strain our management, financial, personnel, internal training and other resources. To manage any future growth effectively, we must improve our financial and accounting systems, controls, reporting systems and procedures, integrate new personnel and manage expanded operations. Any failure to do so could negatively affect the quality of our products, our ability to respond to our customers and retain key personnel, and our business in general.

We depend on increased business from new customers, and if we fail to grow our customer base or generate repeat business, our operating results could be harmed.

Our business model generally depends on the sale of our products to new customers as well as on expanded use of our products within our customers’ organizations. If we fail to grow our customer base or generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. In some cases, our customers initially make a limited purchase of our products and services for pilot programs. These customers may not purchase additional licenses to expand their use of our products. If these customers do not successfully develop and deploy initial applications based on our products, they may choose not to purchase deployment licenses or additional development licenses.

In addition, as we introduce new versions of our products or new products, our current customers might not require the functionality of our new products and might not ultimately license these products. Because the total amount of maintenance and support fees we receive in any period depends in large part on the size and number of licenses that we have previously sold, any downturn in our software license revenue would negatively affect our future services revenue. In addition, if customers elect not to renew their maintenance agreements, our services revenue could decline significantly. Further, some of our customers are Internet-based companies, which have been forced to significantly reduce their operations in light of limited access to sources of financing and the current economic slowdown. If customers were unable to pay for their current products or are unwilling to purchase additional products, our revenues would decline.

If we fail to respond to changing customer preferences in our market, demand for our products and our ability to enhance our revenues will suffer.

If we do not continue to improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements and achieve market acceptance, we might be unable to attract new customers. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead-time. We might not be successful in marketing and supporting recently released versions of our products, or developing and marketing other product enhancements and new products that respond to technological advances and market changes, on a timely or cost-effective basis. In addition, even if these products are developed and released, they might not achieve market acceptance. We have in the past experienced delays in releasing new products and product enhancements and could experience similar delays in the future. These delays or problems in the installation or implementation of our new releases could cause us to lose customers.

Our failure to manage multiple technologies and technological change could reduce demand for our products.

Rapidly changing technology and operating systems, changes in customer requirements, and evolving industry standards might impede market acceptance of our products. Our products are designed based upon currently prevailing technology to work on a variety of hardware and software platforms used by our customers. However, our software may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments and other systems that our customers use. If new technologies emerge that are incompatible with our products, or if competing products emerge that are based on new technologies or new industry standards and that perform better or cost less than our products, our key products could become obsolete and our existing and potential customers could seek alternatives to our products. We must constantly modify and improve our products to keep pace with changes made to these platforms and to database systems and other back-office applications and Internet-related applications. For example, our analytics products were designed to work with databases such as Oracle and Microsoft SQL Server. Any changes to those databases, or increasing popularity of other databases, could require us to modify our analytics products, and could cause us to delay releasing future products and enhancements. Furthermore, software adapters are necessary to integrate our analytics products with other systems and data sources used by our customers. We must develop and update these adapters to reflect changes to these systems and data sources in order to maintain the functionality provided by our products. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, databases, customer relationship management software, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expense or cause customers to delay evaluation, purchase and deployment of our analytics products. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete.

Failure to successfully develop versions and updates of our products that run on the operating systems used by our current and prospective customers could reduce our sales.

Many of our products currently run only on the Windows NT operating system. Any change to our customers’ operating systems could require us to modify our products and could cause us to delay product releases. In addition, any decline in the market acceptance of the Windows NT operating system may force us to ensure that all of our products and services are compatible with other operating systems to meet the demands of our customers. If potential customers do not want to use the Windows NT operating system, we will need to develop more products that run on other operating systems such as Windows 2000, the successor to Windows NT, or any of the UNIX based systems. If we cannot successfully develop these products in response to customer demands, our business could suffer. The development of new products in response to these risks would require us to commit a substantial investment of resources, and we might not be able to develop or introduce new products on a timely or cost-effective basis, or at all, which could lead potential customers to choose alternative products.

Failure to license necessary third party software incorporated in our products could cause delays or reductions in our sales.

We license third party software that we incorporate into our products. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology would be difficult to replace. The loss of any such license could result in delays or reductions of our applications until we identify, license and integrate or develop equivalent software. If we are required to enter into license agreements with third parties for replacement technology, we could face higher royalty payments and our products may lose certain attributes or features. In the future, we might need to license other software to enhance our products and meet evolving customer needs. If we are unable to do this, we could experience reduced demand for our products.

Delays in the development of new products or enhancements to existing products would hurt our sales and damage our reputation.

To be competitive, we must develop and introduce on a timely basis new products and product enhancements for companies with significant e-business customer interactions needs. Our ability to deliver competitive products may be negatively affected by the diversion of resources to development of the suite of products, and responding to changes in competitive products and in the demands of our customers. If we experience product delays in the future, we may face:

•	customer dissatisfaction;

•	cancellation of orders and license agreements;

•	negative publicity;

•	loss of revenues;

•	slower market acceptance; and

•	legal action by customers.

Furthermore, delays in bringing to market new products or their enhancements, or the existence of defects in new products or their enhancements, could be exploited by our competitors.

We may face increased costs or customer disputes as a result of our recent decision to eliminate our KANA Online service.

We recently eliminated our KANA Online service, causing customer inquiries and some complaints. We may continue to face customer complaints, and may encounter dissatisfaction, negative publicity, and legal action by customers as a result of the termination of KANA Online. Customer agreements for KANA Online generally contain provisions designed to limit our exposure to potential claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, KANA Online customer agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages. However, any claim by a KANA Online customer, whether or not successful, could harm our business by increasing our costs, damaging our reputation and distracting our management. In addition, we may face additional costs resulting from the termination of the KANA Online service including costs related to the termination of employees, the disposition of hardware and the termination of our service contracts related to the KANA Online service.

Our pending patents may never be issued and, even if issued, may provide little protection.

Our success and ability to compete depend to a significant degree upon the protection of our software and other proprietary technology rights. We regard the protection of patentable inventions as important to our future opportunities. We currently have one issued U.S. patent and multiple U.S. patent applications pending relating to our software. Although we have filed international patent applications corresponding to some of our U.S. patent applications, none of our technology is patented outside of the United States. It is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	any patents issued may not be broad enough to protect our proprietary rights;

•	any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

•	current and future competitors may independently develop similar technology, duplicate our products or design around any of our patents; and

•	effective patent protection may not be available in every country in which we do business.

We rely upon trademarks, copyrights and trade secrets to protect our proprietary rights, which may not be sufficient to protect our intellectual property.

We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. However, despite the precautions that we have taken:

•	laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

•
current federal laws that prohibit software copying provide only limited protection from software “pirates,” and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

•	other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and

•	policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

Also, the laws of other countries in which we market our products may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We may become involved in litigation over proprietary rights, which could be costly and time consuming.

Substantial litigation regarding intellectual property rights exists in our industry. We expect that software in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents upon which our products or technology infringe. Any of these third parties might make a claim of infringement against us. Many of our software license agreements require us to indemnify our customers from any claim or finding of intellectual property infringement. Any litigation, brought by others, or us could result in the expenditure of significant financial resources and the diversion of management’s time and efforts. In addition, litigation in which we are accused of infringement might cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

We may face higher costs and lost sales if our software contains errors.

We face the possibility of higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the mission-critical nature of many of our products and services, errors are of particular concern. In the past, we have discovered software errors in some of our products after their introduction. We have only a few “beta” customers that test new features and functionality of our software before we make these features and functionalities generally available to our customers. If we are not able to detect and correct errors in our products or releases before commencing commercial shipments, we could face:

•	loss of or delay in revenues expected from the new product and an immediate and significant loss of market share;

•	loss of existing customers that upgrade to the new product and of new customers;

•	failure to achieve market acceptance;

•	diversion of development resources;

•	injury to our reputation;

•	increased service and warranty costs;

•	legal actions by customers; and

•	increased insurance costs.

We may face liability claims that could result in unexpected costs and damages to our reputation.

Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages. However, all domestic and international jurisdictions may not enforce these contractual limitations on liability. We may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers’ internal systems. A product liability claim could divert the attention of management and key personnel, could be expensive to defend and could result in adverse settlements and judgments.

In April 2001, Office Depot, Inc. filed a complaint against KANA claiming that KANA has breached its license agreement with Office Depot. Office Depot is seeking relief in the form of a refund of license fees and maintenance fees paid to KANA, attorneys’ fees and costs. The litigation is currently in its early stages. We intend to defend this claim vigorously and do not expect it to have a material impact on our results of operations. However, the ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact due to defense costs, diversion of management resources and other factors.

Our international operations could divert management attention and present financial issues.

Our international operations are located throughout Europe, Australia, and Asia, and, to date, have been limited. We may expand our existing international operations and establish additional facilities in other parts of the world. We may face difficulties in accomplishing this expansion, including finding adequate staffing and management resources for our international operations. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. In addition, in order to expand our international sales operations, we will need to, among other things:

•	expand our international sales channel management and support organizations;

•	customize our products for local markets; and

•	develop relationships with international service providers and additional distributors and system integrators.

Our investments in establishing facilities in other countries may not produce desired levels of revenues. Even if we are able to expand our international operations successfully, we may not be able to maintain or increase international market demand for our products. In addition, we have only licensed our products internationally since January 1999 and have limited experience in developing localized versions of our software and marketing and distributing them internationally. Localizing our products may take longer than we anticipate due to difficulties in translation and delays we may experience in recruiting and training international staff.

Our growth could be limited if we fail to execute our plan to expand internationally.

Sales outside North America represented 16% of our total revenues in 2000 and 15% of our total revenues in the first nine months of 2001. As a result of our acquisition of Broadbase, we expect sales outside North America to increase as a percentage of total revenues. We have established offices in the United Kingdom, Australia, Germany, Japan, Holland, France, Spain, Sweden, Singapore and South Korea. As a result, we face risks from doing business on an international basis, any of which could impair our international revenues. Our products must be localized, or customized to meet the needs of local users, before they can be sold in particular foreign countries. Developing localized versions of our products for foreign markets is difficult and can take longer than we anticipate. We have limited experience in localizing our products and in testing whether these localized products will be accepted in the targeted countries. Our localization efforts may not be successful. In addition, we could, in the future, encounter greater difficulty with collecting accounts receivable, longer sales cycles and collection periods or seasonal reductions in business activity. In addition, our international operations could cause our average tax rate to increase. Any of these events could harm our international sales and results of operations.

International laws and regulations may expose us to potential costs and litigation.

Our international operations increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult for us to conduct our business. The European Union has enacted our own privacy regulations that may result in limits on the collection and use of certain user information, which, if applied to the sale of our products and services, could negatively impact our results of operations.

We may suffer foreign exchange rate losses.

Our international revenues and expenses are denominated in local currency. Therefore, a weakening of other currencies compared to the U.S. dollar could make our products less competitive in foreign markets and could negatively affect our operating results and cash flows. We do not currently engage in currency hedging activities. We have not yet, but may in the future, experience significant foreign currency transaction losses, especially to the extent that we do not engage in currency hedging.

Failure to obtain needed financing could affect our ability to maintain current operations and pursue future growth, and the terms of any financing we obtain may impair the rights of our existing stockholders.

We expect our cash equivalents and short term investments will be sufficient to meet our working capital and capital expenditure needs for the next 12 months. To reduce our expenditures, we restructured in several areas, including reduced staffing and capital spending. In the first nine months of 2001, we reduced our workforce by approximately 74%, in order to streamline operations, reduce costs and bring our staffing and structure in line with industry standards. Our most recent reduction in force was announced to employees on September 28, 2001, and reduced staff by approximately 365 positions across all departments. We expect to continue to experience negative cash flows through the first quarter of 2002. Significant expected cash flows through the second quarter of 2002 include approximately $20 million in payments relating to accrued merger and restructuring costs, as well as approximately $7 million of expenditures on corporate infrastructure.

In November 2001, we entered into an agreement to sell, subject to certain customary closing conditions and stockholder approval of the sale, shares of a new Series A Preferred Stock at an aggregate purchase price of between $38 million and $45 million. At a special meeting on February 1, 2002, our stockholders failed to approve the proposed financing. Our Board of Directors had previously withdrawn its recommendation to our stockholders that they vote in favor of the transaction. As a result, the share purchase agreement was terminated and the preferred stock financing did not occur. On February 5, 2002, we entered into agreements to sell an aggregate of 2,910,000 shares of our common stock to several institutional investors. We expect this financing to close on or about February 8, 2002.

In the event that we require additional cash this year, we may not be able to secure additional financing on terms that are acceptable to us, especially in the uncertain market climate, and we may not be successful in implementing or negotiating such other arrangements to improve our cash position. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and the securities we issue might have rights, preferences and privileges senior to those of our current stockholders. For example, in November 2001, we sold approximately 1,000,000 shares of our common stock at a price per share of $10.00 (representing a discount from the price per share at which our common stock was then trading). This issuance represented approximately 5.2% of our outstanding stock (based on 19,397,678 shares outstanding as of December 31, 2001). If adequate funds were not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited. In addition, our expectations as to when we can achieve positive cash flows, and as to our future cash balances, are subject to a number of assumptions, including assumptions regarding anticipated increases in our revenue, improvements in general economic conditions and customer purchasing and payment patterns, many of which are beyond our control.

We have completed a number of mergers, and those mergers may result in disruptions to our business and management due to difficulties in assimilating personnel and operations.

We may not realize the benefits from the significant mergers we have completed. In August 1999, we acquired Connectify, in December 1999, we acquired netDialog and Business Evolution, and in April 2000, we acquired Silknet. In June 2001, we completed our merger with Broadbase. Similarly, prior to its acquisition by us, Broadbase also acquired several companies, including Rubric, Servicesoft, Decisionism and Panopticon. We may not be able to successfully assimilate the additional personnel, operations, acquired technology and products into our business. In particular, we will need to assimilate and retain key professional services, engineering and marketing personnel. This is particularly difficult with Business Evolution, Servicesoft and Silknet, since their operations are located on the East coast and we are headquartered on the West coast. Key personnel from the acquired companies have in certain instances decided, and they may in the future decide, that they do not want to work for us. In addition, products of these companies will have to be integrated into our products, and it is uncertain whether we may accomplish this easily or at all.

The integration of acquired companies has been and will continue to be a complex, time consuming and expensive process and might disrupt our business if not completed efficiently or in a timely manner. We must demonstrate to customers and suppliers that these recent acquisitions will not result in adverse changes in customer service standards, or dilution of or distraction to our business focus. The difficulties of integrating other businesses could be greater than we anticipate, and could disrupt our ongoing business, disrupt our management and employees and increase our expenses. Acquisitions are inherently risky and we may also face unexpected costs, which may adversely affect operating results in any quarter.

If we do not successfully integrate the operations of Broadbase in a timely manner, we may not achieve the benefits we expect from that merger.

The integration of Broadbase into our business continues to be a complex, time consuming and expensive process and may disrupt our business if not completed in a timely and efficient manner. We must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices. In addition, we must integrate Broadbase’s product development operations, products and technologies with our own. We may encounter substantial difficulties, costs and delays involved in integrating Broadbase’s operations into our own, including:

•	potential conflicts in distribution, marketing or other important relationships;

•	difficulties in coordinating different development and engineering teams;

•	potential incompatibility of business cultures;

•	perceived adverse changes in business focus; and

•	the loss of key employees and diversion of the attention of management from other ongoing business concerns.

The merger may also have the effect of disrupting customer relationships. Our customers may not continue their current buying patterns. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of Broadbase’s products and services with ours, and our future product and service strategy. Also, because of the broader product and service offering that we will now offer as a result of the merger, some of our customers may view us as more of a direct competitor than they did KANA or Broadbase as independent companies, and may therefore cancel or fail to place additional orders.

Integration may take longer than expected, and we may be required to expend more resources on integration than anticipated. The need to expend additional resources on integration would reduce the resources that would otherwise be spent on developing our products and technologies. If we cannot successfully integrate Broadbase’s operations, products and technologies with our own, or if this integration takes longer than anticipated, we may not be able to operate efficiently or realize the expected benefits of the merger. In addition, failure to complete the integration successfully could result in the loss of key personnel and customers.

To achieve the anticipated benefits of the Broadbase acquisition, we must develop and introduce new products that use the assets of both companies.

We expect to develop and introduce new products, and enhanced versions of our currently existing analytic and eCRM products, that interoperate as a single platform. In particular, we plan to increase the level of integration of KANA’s and Broadbase’s products so that they function as a unified solution from a common database. The timely development and introduction of new products and versions that work effectively together and allow customers to achieve the benefits of a broader product offering presents significant technological, market and other obstacles in addition to the risks inherent in the development and introduction of new products. We may not be able to overcome these obstacles. In addition, because our market is characterized by rapidly shifting customer requirements, we may not be able to assess these requirements accurately, or our joint products may not sufficiently satisfy these requirements or achieve market acceptance. Further, the introduction of these anticipated new products and versions may result in longer sales cycles and product implementations, which may cause revenue and operating income to fluctuate and fail to meet expectations.

In addition, we intend to offer our current products to Broadbase customers, and Broadbase’s current products to our existing customers. The customers of either company may not have an interest in the other company’s products and services. The failure of cross-marketing efforts would diminish our ability to achieve the benefits of the merger.

The role of acquisitions in our future growth may be limited, which could seriously harm our continued operations.

In the past, acquisitions have been an important part of the growth strategy for us. To gain access to key technologies, new products and broader customer bases, we have acquired companies in exchange for shares of our common stock. Because the recent trading prices of our common stock have been significantly lower than in the past, the role of acquisitions in our growth may be substantially limited. If we are unable to acquire companies in exchange for our common stock, we may not have access to new customers, needed technological advances or new products and enhancements to existing products. This would substantially impair our ability to respond to market opportunities.

If we acquire additional companies, products or technologies, we may face risks similar to those faced in our other mergers.

If we are presented with appropriate opportunities, we intend to make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any other acquisition or investment. If we acquire another company, we will likely face the same risks, uncertainties and disruptions as discussed above with respect to our other mergers. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders or us. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of the company.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. Without any further vote or action on the part of the stockholders, the board of directors has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

Our certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase us. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving us. Furthermore, our board of directors is divided into three classes, only one of which is elected each year. Directors are removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control of us.

If the Internet and web-based communications fail to grow and be accepted as media of communication, demand for our products and services will decline.

We sell our products and services primarily to organizations that receive large volumes of e-mail and web-based communications. Many of our customers have business models that are based on the continued growth of the Internet. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the Internet and e-mail, which are evolving as media of communication. Rapid growth in the use of the Internet and e-mail is a recent phenomenon and may not continue. As a result, a broad base of enterprises that use e-mail as a primary means of communication may not develop or be maintained. In addition, the market may not accept recently introduced products and services that process e-mail, including our products and services. Moreover, companies that have already invested significant resources in other methods of communications with customers, such as call centers, may be reluctant to adopt a new strategy that may limit or compete with their existing investments.

Consumers and businesses might reject the Internet as a viable commercial medium, or be slow to adopt it, for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, concerns about the security of transactions and confidential information and insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased governmental regulation, could cause the Interest to lose our viability as a commercial medium. If these or any other factors cause use of the Internet for business to decline or develop more slowly than expected, demand for our products and services will be reduced. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we might incur substantial expenses adapting our products to changing or emerging technologies.

Future regulation of the Internet may slow our growth, resulting in decreased demand for our products and services and increased costs of doing business.

State, federal and foreign regulators could adopt laws and regulations that impose additional burdens on companies that conduct business online. These laws and regulations could discourage communication by e-mail or other web-based communications, particularly targeted e-mail of the type facilitated by our Connect product, which could reduce demand for our products and services.

The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of Internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our costs of doing business, or otherwise harm our business. Any new legislation or regulations, application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or application of existing laws and regulations to the Internet and other online services could increase our costs and harm our growth.

Regulation of the collection and use of personal data could reduce demand for our Broadbase products.

Many of our products connect to and analyze data from various applications, including Internet applications, that enable businesses to capture and use information about their customers. Government regulation that limits our customers’ use of this information could reduce the demand for our products. A number of jurisdictions have adopted, or are considering adopting, laws that restrict the use of customer information from Internet applications. The European Union has required that its member states adopt legislation that imposes restrictions on the collection and use of personal data, and that limits the transfer of personally-identifiable data to countries that do not impose equivalent restrictions. In the United States, the Childrens Online Privacy Protection Act was enacted in October 1998. This legislation directs the Federal Trade Commission to regulate the collection of data from children on commercial websites. In addition, the Federal Trade Commission has begun investigations into the privacy practices of businesses that collect information on the Internet. These and other privacy-related initiatives could reduce demand for some of the Internet applications with which our products operate, and could restrict the use of these products in some e-commerce applications. This could, in turn, reduce demand for these products.

The imposition of sales and other taxes on products sold by our customers over the Internet could have a negative effect on online commerce and the demand for our products and services.

The imposition of new sales or other taxes could limit the growth of Internet commerce generally and, as a result, the demand for our products and services. Recent federal legislation limits the imposition of state and local taxes on Internet-related sales until November 1, 2003. Congress may choose not to renew this legislation, in which case state and local governments would be free to impose taxes on electronically purchased goods. We believe that most companies that sell products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in e-commerce. A successful assertion by one or more states or foreign countries that companies that engage in e-commerce should collect sales or other taxes on the sale of their products over the Internet, even though not physically in the state or country, could indirectly reduce demand for our products.

Privacy concerns relating to the Internet are increasing, which could result in legislation that negatively affects our business, in reduced sales of our products, or both.

Businesses using our products capture information regarding their customers when those customers contact them on-line with customer service inquiries. Privacy concerns could cause visitors to resist providing the personal data necessary to allow our customers to use our software products most effectively. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Web site users that the data captured after visiting certain Web sites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. While we are not aware of any such legislation or regulatory requirements currently in effect in the United States, other countries and political entities, such as the European Union, have adopted such legislation or regulatory requirements and the United States may do so as well. If consumer privacy concerns are not adequately addressed, our business could be harmed.

Our security could be breached, which could damage our reputation and deter customers from using our services.

We must protect our computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which could adversely affect our ability to retain or attract customers, damage our reputation and subject us to litigation. We have been in the past, and could be in the future, subject to denial of service, vandalism and other attacks on our systems by Internet hackers. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Our insurance coverage in certain circumstances may be insufficient to cover losses that may result from such events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. The aggregate exercise price for the warrants is $5,397,430. If the selling stockholders that hold warrants exercise the warrants by paying cash, any exercise proceeds we receive will be used for working capital. Each of the warrants also contains a “net exercise” provision, pursuant to which the selling stockholders may elect to exercise the warrants without paying any cash. Pursuant to that provision, if and to the extent the exercise price per warrant share is less than the market price per share at the time of exercise, the exercising holder can instead pay KANA by giving up a certain number of the warrant shares. The price-spread per share is divided into the aggregate exercise price for the warrant or part of the warrant being exercised, and the resulting number equals the number of shares that the exercising holder would give up to pay the exercise price.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares being registered for sale by each selling stockholder as of the date of this prospectus and the number of shares of common stock known by us to be beneficially owned by each selling stockholder. The selling stockholders may sell an aggregate of 3,476,118 shares pursuant to this prospectus. Of these shares, 2,910,000 shares were issued to stockholders in a private placement transaction and 566,118 shares are issuable upon exercise of currently outstanding warrants to purchase common stock held by four of the selling stockholders.

We have assumed, for purposes of the table, that the selling stockholders that hold warrants acquire and then sell the maximum number of shares subject to each warrant. These warrants contain a “net exercise” provision, pursuant to which the selling stockholders may elect to exercise the warrants without paying any cash. If the warrants are exercised pursuant to these provisions, the selling stockholders will acquire fewer shares than those indicated below.

Based on 19,397,678 shares of our common stock outstanding as of December 31, 2001, each selling stockholder other than Royal Bank of Canada, GLG Opportunity Fund, Capital Ventures International, TCV and SF Capital Partners will beneficially own less than 1% of our outstanding common stock both prior to and after completion of the offering. Based on the foregoing number of shares of our common stock outstanding, Royal Bank of Canada, GLG Opportunity Fund, Capital Ventures International, TCV and SF Capital Partners will beneficially own approximately 2.3%, 2.3%, 2.2%, 2.0% and 1.3% of our common stock, respectively, before the offering, and, if they sell all of the shares they are entitled to sell pursuant to this prospectus, each of these selling stockholders will beneficially own 0% of our common stock after the offering. Except as described below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. The information in this section of the prospectus regarding share-ownership by the selling stockholders and material relationships of the selling stockholders is based on our records and on information provided to us as of January 18, 2002 by our transfer agent. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.

The selling stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus. Because the selling stockholders are not obligated to sell their shares, and because the selling stockholders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares of the selling stockholders will own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

Name	Shares of Common Stock Beneficially Owned Before the Offering	Total Shares That May Be Offered by Selling Stockholder
Accenture LLP	222,500	150,000
Banca 121	1,250	5,000
General Electric Capital Corporation	25,000	25,000
Technology Crossover Ventures	386,118	386,118
Royal Bank of Canada	450,000	450,000
GLG Opportunity Fund	440,000	440,000
Capital Ventures International	425,000	425,000
SF Capital Partners Ltd.	250,000	250,000
UBS O’Connor LLC f/b/o O’Connor PIPES Corporate Strategies Ltd.	175,000	175,000
UBS O’Connor LLC f/b/o UBS Global Equity Arbitrage Master Ltd.	175,000	175,000
Zeke LP	150,000	150,000
Portside Growth & Opportunity Fund	150,000	150,000
Lagunitas Partners LP	100,000	100,000
Galleon New Media Offshore, Ltd.	88,000	88,000
Net Market Partners, LP	85,000	85,000
DMG Legacy Institutional Ltd.	68,715	68,715
Galleon Communications Partners, LP	63,000	63,000
GLG North American Opportunity Fund	60,000	60,000
DMG Legacy Institutional Fund LLC	58,860	58,860
Galleon Communications Offshore, Ltd.	52,000	52,000
Gruber & McBaine International	50,000	50,000
Galleon New Media Partners, LP	27,000	27,000
DMG Legacy Fund LLC	22,425	22,425
Sunken Treasures, Ltd.	20,000	20,000

In September 2000, we issued 40,000 shares of common stock and a warrant to purchase up to 72,500 shares of common stock to Accenture LLP (then Andersen Consulting LLP) pursuant to a stock and warrant purchase agreement dated September 6, 2000, and in connection with various commitments made by Accenture to KANA as part of our global strategic alliance with them under the Master Alliance Agreement we entered into on September 6, 2000. The commitments made by Accenture under the Master Alliance Agreement entailed strategic joint marketing, sales and services support and cooperation. Based on our records and the information we received from our transfer agent, we believe that Accenture has disposed of the 40,000 shares of common stock that we issued under these agreements. Additionally, Accenture is providing professional consulting services to assist with internal integration and implementation of a number of KANA products, and receives compensation for such services. In September 2001, we issued to Accenture the warrant to purchase the 150,000 shares of common stock that are part of this offering, pursuant to a warrant purchase agreement, in connection with our global strategic alliance.

Banca 121, an Italian bank, is one of our customers and a member of the MPS Bank Group, one of Italy’s largest banking groups. Banca 121 signed a license agreement with KANA in late 2000 under which it has purchased more than $2.7 million in KANA products and services. In exchange for the warrant to purchase 5,000 shares of common stock described above, Banca 121 agreed to refer other members of the MPS Bank Group to KANA for KANA’s products and services. Assuming that Banca 121 fulfills its agreements under the warrant to facilitate various promotional activities by KANA, the warrant becomes exercisable with respect to 1,250 shares annually on October 31. As of February 7, 2002, the warrant is exercisable for a maximum of 1,250 shares.

General Electric entered into a license agreement, dated June 30, 2000, with KANA for KANA products services. In connection with an amendment to this agreement dated June 25, 2001, under which General Electric increased its license purchase commitment by $5.8 million for a total commitment of $23.8 million, KANA granted General Electric the warrant to purchase 25,000 shares of common stock described above.

In November 2001, we entered into an agreement to sell, subject to certain customary closing conditions and stockholder approval of the sale, up to $45 million worth of shares of a new Series A Preferred Stock to TCV. At a special meeting on February 1, 2002, our stockholders failed to approve the proposed financing. Our Board of Directors had previously withdrawn its recommendation to our stockholders that they vote in favor of the transaction. As a result, the share purchase agreement was terminated and the financing did not occur. In connection with this share purchase agreement, we issued TCV the two warrants to purchase up to an aggregate of 386,118 shares of our common stock described above. These warrants have an exercise price of $10.00 per share. The first warrant entitles TCV to purchase up to 193,059 shares of our common stock. The second warrant entitles TCV to purchase up to approximately 193,059 additional shares of our common stock and became exercisable when the share purchase agreement was terminated. Both warrants are exercisable for two years from the date the share purchase agreement was terminated. Based on the termination of the financing with TCV, we will record stock-based compensation expense of approximately $4.7 million in the first quarter of 2002.

On February 5, 2002, we entered into agreements with 20 institutional investors under which we agreed to issue to them an aggregate of 2,910,000 shares of our common stock for gross proceeds of $34.5 million, before payment of transaction-related expenses. We expect the transaction to close on or about February 8, 2002.

PLAN OF DISTRIBUTION

The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares. Offers and sales of shares issued upon the exercise of warrants made with this prospectus must comply with the terms of registration rights agreements we entered into with the selling stockholders with respect to the registration of their warrant shares. However, selling stockholders may resell all or a portion of their shares without this prospectus in open market transactions in reliance upon available exemptions under the Securities Act, if any, provided they meet the criteria and conform to the requirements of one of these exemptions.

Who may sell and applicable restrictions.

The selling stockholders may offer and sell shares with this prospectus directly to purchasers. The selling stockholders may donate, pledge or otherwise transfer their shares to any person so long as the transfer or pledge complies with applicable securities laws. In the event that a selling stockholder pledges or grants a security interest in some or all of the common stock and defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

The selling stockholders may from time to time offer shares to or through brokers, dealers, agents or underwriters. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved. Any brokerage commissions and similar selling expenses attributable to the sale of shares covered by this prospectus will be borne by the selling stockholders. In order to comply with some state securities laws, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers.

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent may be deemed underwriting discounts and commissions under the Securities Act. The selling stockholders have advised us that, as of the date of this prospectus, they have not entered into any plan, arrangement or understanding with a broker, dealer or underwriter regarding sales of shares with this prospectus.

In the event of an underwritten offering of the securities offering hereby, underwriting discounts and commissions received by any NASD member or independent broker-dealer on securities sold in any distribution will not exceed 8% of the offering proceeds.

Prospectus delivery.

At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Manner of sales.

The selling stockholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market, the over-the-counter market, or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, in one or more transactions at fixed prices or prices which may be changed, at varying prices determined at the time of sale or at other negotiated prices.

The shares may be sold according to one or more of the following methods:

•
a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	pledges of or grants of a security interest in shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	by writing options or other derivative transactions; and

•	through other types of transactions.

Hedging Transactions.

In addition, selling stockholders may generally enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. Selling stockholders may, for example:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•
write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•
enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

Indemnification and contribution.

We and certain of the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree on their own to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Suspension of this offering.

We may suspend the use of this prospectus on a limited basis if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

Compliance with applicable law.

The selling stockholders and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act, and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling stockholders and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Availability of Registration Statement.

We have undertaken to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (i) the second anniversary of the closing date for the common stock private placement effected in February 2002, (ii) the date when each purchaser in the common stock private placement may immediately sell all shares purchased by that purchaser and all other shares of our common stock then held by the purchaser that are sellable under Rule 144(b) or (iii) the date when all shares held by the selling stockholders that are registered for resale pursuant to this registration statement have been sold pursuant to a registration statement or pursuant to Rule 144 under the Securities Act. After this period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.

LEGAL MATTERS

The validity of the shares of KANA common stock offered by this prospectus will be passed upon for KANA by Eric Willgohs, Esq., KANA’s general counsel. Mr. Willgohs is an employee of KANA. As of February 7, 2002, Mr. Willgohs held 3,131 shares of KANA’s common stock and options to purchase 62,057 shares of KANA’s common stock, of which 2,343 shares are exercisable within 60 days of such date.

EXPERTS

The consolidated financial statements of Kana Software, Inc., formerly Kana Communications, Inc., as of December 31, 2000 and for the year ended December 31, 2000 incorporated in this registration statement by reference to the Annual Report on Form 10-K of Kana Software, Inc. for the year ended December 31, 2000 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Kana Software, Inc. and subsidiary, formerly Kana Communications, Inc., as of December 31, 1999 and for each of the years in the two-year period ended December 31, 1999 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, which reports appear in the December 31, 2000 Form 10-K, as amended, of Kana Software, Inc., given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Broadbase Software, Inc. as of December 31, 2000 and 1999, and for the three years in the period ended December 31, 2000 appearing in Kana Software, Inc.’s Current Report on Form 8-K dated June 29, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Silknet Software, Inc. as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 incorporated in this registration statement by reference to the Registration Statement on Form S-4 (Reg. No. 333-32428) of Kana Software, Inc., formerly Kana Communications, Inc., filed on March 14, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Servicesoft, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this registration statement by reference to the Current Report on Form 8-K/A of Broadbase Software, Inc., filed on February 8, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus or incorporated by reference to a subsequent document that we filed with the Securities and Exchange Commission. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

•
our Current Reports on Form 8-K and 8-K/A filed with the SEC on January 22, 2001, February 1, 2001, February 21, 2001, April 12, 2001, July 16, 2001, August 24, 2001, November 29, 2001, December 13, 2001, December 27, 2001, January 14, 2002 and February 7, 2002;

•
the description of our common stock contained in our Registration Statement on Form 8-A dated August 27, 1999, including any amendment or report filed for the purpose of updating the description of our common stock.

Also incorporated by reference is Broadbase’s Current Report on Form 8-K/A filed on February 8, 2001 and the Financial Statements and Financial Schedule of Silknet Software included in our Registration Statement on Form S-4 (Reg. No. 333-32428) filed on March 14, 2000.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering made under this prospectus are also incorporated by reference in this prospectus and made a part of this prospectus from the date we file the documents with the Securities and Exchange Commission.

You may request a free copy of any of these filings, at no cost, by writing or telephoning us at:

Investor Relations
Kana Software, Inc.
181 Constitution Drive
Menlo Park, CA 94025
Tel. (650) 614-8300

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement, other than any information superseded by a later prospectus supplement or a later document filed with the SEC and incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The registrant will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$4,238
Printing expenses	30,000
Legal expenses	100,000
Accounting fees and expenses	60,000
Miscellaneous	5,762

Total	$200,000

Item 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. KANA has entered into an indemnification agreement (Exhibit 10.4 to the Registrant’s registration statement on Form S-1 (Reg. No. 333-82587) filed with the Commission on July 9, 1999) with each of its executive officers and directors containing provisions that may require it, among other things, to indemnify its executive officers and directors against liabilities that may arise by reason of their status or service as executive officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Registrant also intends to maintain director and officer liability insurance.

Item 16.    Exhibits.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

2.01	Agreement and Plan of Reorganization, dated August 13, 1999, by and among Kana Communications, Inc., KCI Acquisition, Inc. and Connectify, Inc.	S-l/A	333-82587	2.1	08/16/99

2.02	Agreement and Plan of Reorganization, dated December 3, 1999, by and among Kana Communications, Inc., King Acquisition Corp. and Business Evolution, Inc.	8-K	000-26287	2.2	12/14/99

2.03	Agreement and Plan of Reorganization, dated December 3, 1999, by and among Kana Communications, Inc., Kong Acquisition Corp. and netDialog.	8-K	000-26287	2.3	12/14/99

2.04	Agreement and Plan of Reorganization, dated February 6, 2000, by and among Kana Communications, Inc., Pistol Acquisition Corp. and Silknet Software, Inc.	13D	005-56923	99.1	02/16/00

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

2.05	Agreement and Plan of Merger, dated April 9, 2001, by and among Kana Communications, Inc., Arrow Acquisition Corp. and Broadbase Software, Inc.	13D	005-56923	1	04/19/01

4.01	Second Amended and Restated Certificate of Incorporation, as amended by the Certificate of Amendment, filed with the Delaware Secretary of State on April 18, 2000.	8-K	000-27163	3.1	05/04/00

4.02	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on June 29, 2001.	S-8	333-64552	4.02	07/03/01

4.03	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on December 13, 2001.	S-3	333-77068	4.03	01/18/02

4.04	Amended and Restated Bylaws.	S-1	333-82587	3.2	07/09/99

4.05	Form of common stock certificate.	S-1/A	333-82587	4.1	09/29/99

4.06	Fourth Amended and Restated Investors’ Rights Agreement, dated June 30, 1999.	S-1/A	333-82587	4.2	08/16/99

4.07	Form of amendment to Fourth Amended and Restated Investors’ Rights Agreement.	S-4/A	333-32428	4.2	03/22/00

4.08	Form of Contingent Stock Purchase Warrant dated as of November 28, 2001 issued to Technology Crossover Ventures	8-K/A	000-27163	99.02	12/13/01

4.09	Form of Commitment Stock Purchase Warrant dated as of November 28, 2001 issued to Technology Crossover Ventures	8-K/A	000-27163	99.03	12/13/01

4.10	Warrant to purchase Common Stock dated as of July 31, 2001 issued to Accenture LLP.	S-3	333-77068	4.10	01/18/02

4.11	Warrant to purchase Common Stock dated as of June 30, 2001 issued to General Electric Capital Corporation.	S-3	333-77068	4.11	01/18/02

4.12	Warrant to purchase Common Stock dated as of September 5, 2001 issued to Banca 121.	S-3	333-77068	4.12	01/18/02

4.13	Form of Purchase Agreement, dated as of February 5, 2002, by and between the Registrant and Purchasers of the Registrant’s common stock.					X

5.01	Opinion of Eric Willgohs, Esq. regarding the legality of the securities being registered.					X

23.01	Consent of Eric Willgohs, Esq. (included in Exhibit 5.01).					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.					X

23.03	Consent of KPMG LLP.					X

23.04	Consent of Ernst & Young LLP, Independent Auditors.					X

23.05	Consent of PricewaterhouseCoopers LLP, Independent Accountants.					X

23.06	Consent of PricewaterhouseCoopers LLP, Independent Accountants.					X

24.01	Power of Attorney	S-3	333-77068	24.01	01/18/02

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made pursuant to this Registration Statement, a post-effective amendment to this Registration Statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume or securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by paragraphs (1)(i) or (1)(ii) is contained in any periodic report filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the

Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Menlo Park, state of California, on this 8th day of February, 2002.

KANA SOFTWARE, INC.

By:	/s/ BRETT WHITE
Brett White Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Principal Executive Officer:

* Chuck Bay	Chief Executive Officer, President and Director	February 8, 2002

Principal Financial Officer and Principal Accounting Officer:

/s/ BRETT WHITE Brett White	Chief Financial Officer	February 8, 2002

Additional Directors:

* James C. Wood	Chairman of the Board of Directors	February 8, 2002

Robert C. Frick	Director	February 8, 2002

* Kevin Harvey	Director	February 8, 2002

* Massood Zarrabian	Director	February 8, 2002

*By:	/s/ ERIC WILLGOHS
Eric Willgohs Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

4.13	Purchase Agreement, dated as of February 5, 2002, by and between the Registrant and Purchasers of the Registrant’s common stock.

5.01	Opinion of Eric Willgohs, Esq. regarding the legality of the securities being registered.

23.01	Consent of Eric Willgohs, Esq. (included in Exhibit 5.01)

23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.03	Consent of KPMG LLP.

23.04	Consent of Ernst & Young LLP, Independent Auditors.

23.05	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.06	Consent of PricewaterhouseCoopers LLP, Independent Accountants.